Kirk A. Davenport II Direct Dial: 212-906-1284 kirk.davenport@lw.com	53rd at Third
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June 22, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Justin Dobbie

Re:                             MCBC Holdings, Inc.
Registration Statement on Form S-1
Filed May 1, 2015
File No. 333-203815

Ladies and Gentlemen:

Reference is hereby made to the above-captioned Registration Statement on Form S-1, as amended (the “Registration Statement”), of MCBC Holdings, Inc. (the “Company”) in connection with the offering of shares of the Company’s common stock (the “Offering”).  This letter  responds to the comment letter, dated June 18, 2015, from the staff of the Securities and Exchange Commission (the “Staff”) to Terry McNew, the Company’s President and Chief Executive Officer, regarding Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement, which was initially filed with the Commission on May 1, 2015 (the “Initial Filing”).  The responses provided in this letter are based on information provided to Latham & Watkins LLP by the Company. The Company expects to file Amendment No. 2 to the Registration Statement  (“Amendment No. 2”) later this week. Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Securities and Exchange Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. A redacted letter has been filed on EDGAR, omitting the confidential information contained in the letter.

For the convenience of the Staff, we are providing to the Staff copies of this letter by hand delivery. In this letter, the numbered paragraphs below set forth the Staff’s comments in italics, followed by the Company’s responses.  Unless otherwise indicated, capitalized terms used in this letter have the meanings assigned to them in the Registration Statement.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY MCBC HOLDINGS, INC.

Principal Stockholders, page 106

1.              We note your response to our prior comment 12. Please identify the individual or individuals at Wayzata Investment Partners who have voting and dispositive power with respect to the shares held by Wayzata. If the individual would be Mr. Halloran, please revise your disclosure to make that clear.

Response:

The Company respectfully acknowledges the Staff’s comment and will revise the disclosure in footnote 2 on page 107 to clarify that Mr. Halloran has voting and dispositive power with respect to the shares held by Wayzata. The revised disclosure will be included in Amendment No. 2.

Notes to the Consolidated Financial Statements

Note 12. Income taxes, page F-24

2.              We note your response to comment 18 in your response letter dated June 5, 2015 in which you state as of June 30, 2014, you emerged from a three-year cumulative loss after adjusting historic income for the disposition of the Hydra-Sport division and nonrecurring impairment charges. Please tell us why you believe these adjustments are aberrations rather than continuing events. Please refer to ASC 740-10-30-22(c). Further, please tell us and quantify the components that are included in the adjustment for the “disposition of Hydra-Sport division” and non-recurring impairment charges.

Response:

The Company respectfully acknowledges the Staff’s comment. As disclosed on page 61, Management Discussion and Analysis — Income Taxes, significant judgment is required in determining any valuation allowance recorded against deferred tax assets. ASC 740-10-30-21 requires the Company to consider all negative and positive evidence in evaluating the need for a valuation allowance. ASC 740-1-30-21 states that cumulative losses are one category of negative evidence that should be considered in this analysis. While the term “cumulative losses” is not defined, a “three-year” convention is commonly used, in part, as a result of proposed guidance in the Exposure Draft on FASB Statement No. 109. The Company considered its three-year cumulative pre-tax loss as a piece of significant negative evidence in its determination of the valuation allowance. In keeping with ASC 740-10-30-17, the Company also considered all other additional forms of evidence based on the weight of such evidence as determined by its judgment. Available positive evidence included a three-year history of income from continuing operations as of June 30, 2014, a trend of increased profitability in the most recent years, and a forecast of future income. Because forecasted income is subjective, historic earnings adjusted for non-recurring items was considered to be an objective basis for forecasting future income. In accordance with ASC 740-10-30-22(c), positive evidence

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY MCBC HOLDINGS, INC.

includes a strong earnings history exclusive of the loss that created the future deductible amount (tax loss carryforward or deductible temporary difference) coupled with evidence indicating that the loss (for example, an unusual, infrequent, or extraordinary item) is an aberration rather than a continuing condition. As of June 30, 2014, the Company had a history of positive earnings exclusive of discontinued operations and non-recurring items.

The components included in the disposition of the assets related to the Hydra-Sport division and non-recurring expenses are detailed below. The $5.9 million non-recurring expenses recorded in fiscal June 30, 2012, include a trade name impairment charge of $5.2 million and a loss on disposal of the Hydra-Sport division of $0.7 million. The trade name impairment included a $2.2 million impairment of the Hydra-Sports trade name and a $3.0 million impairment of the MasterCraft trade name. The Hydra-Sports operating losses and impairments were considered non-recurring items at June 30, 2014, due to the decision to exit that business and the related disposition of the assets of that division on June 30, 2012. As part of the terms of the sale, the Company agreed to manufacture a specific number of Hydra-Sports models at a specific price for a three-year term ending July 1, 2015. The Company sold 49 and 50 Hydra-Sports boats under this contract in fiscal 2013 and fiscal 2014, respectively, and realized a profit on this arrangement of $2.2 million and $2.7 million in fiscal 2013 and fiscal 2014, respectively. The MasterCraft trade name impairment was considered non-recurring due to the unusually severe nature of the economic recession that gave rise to this impairment. The trade name was recorded in acquisition accounting in fiscal 2009, and the 2012 impairment was the only impairment recorded through fiscal year ended June 30, 2014. The Company’s improved performance in fiscal years June 30, 2013 and 2014, along with the forecast of future income and improved U.S. economic conditions, contributed to the Company’s determination that the impairments were not expected to recur in the near term.

(in thousands)	Net Income (Loss) Before Taxes	Hydra-Sports Discontinued Operations	Trade Name Impairment	Adjusted Net Income (Loss) Before Taxes
June 30, 2011	$(9,269)	$1,153	—	$(9,495)
June 30, 2012	$(18,383)	$6,289	$5,900	$(6,194)
June 30, 2013	$2,047	—	—	$2,047
June 30, 2014	$9,026	—	—	$9,026
Cumulative for three-year period ended June 30, 2013	$(25,605)	$7,442	$5,900	$(13,642)
Cumulative for three-year period ended June 30, 2014	$(7,310)	$6,289	$5,900	$4,879

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY MCBC HOLDINGS, INC.

Note 18. Segment Information, page F-32

3.              We note your response to comment 21 and your chief operating decision makers (“CODM”) are your Chief Executive Officer, Chief Financial Officer and Chief Operations Officer. We also note you do not consider the MasterCraft NXT product line as an operating segment because the CODM do not review the results of the MasterCraft NXT product line performance or allocate resources with respect to such product line independently from the remainder of the MasterCraft model portfolio.

In order to better understand your conclusion in light of the apparent different customer market the MasterCraft NXT product line plans to target, please address the following additional comments:

•                  Please tell us the nature of the financial information available for the MasterCraft NXT product line;

•                  Please describe your organizational structure. In this regard, please:

•                  Tell us the titles and roles of the individuals who report to your CODM.

•                  Please explain to us how the product lines, particularly the MasterCraft NXT product line, are managed and identify for us the individuals considered product line and segment managers and to whom they report;

•                  Please tell us what type of financial information is reviewed by the CODM on a periodic basis. As part of your response, please provide us a copy of the report reviewed by the CODM, and provide us the following information:

•                  The frequency of meetings between segment managers, product line managers and the CODM;

•                  The nature of the resource allocation and performance assessment decisions the CODM makes, including examples to illustrate the description;

•                  The basis on which segment managers and product line managers are compensated (i.e. fixed salary, bonus based on performance of product, etc.);

•                  How budgets are developed and the nature of information reviewed and approved at each level of the process; and

•                  The process or discussions that occur when actual amounts fall short or exceed budgets.

•                  Additionally, please advise us of the amount of revenues and gross profit generated by MasterCraft NXT product line for the fiscal year ended June 30, 2014 and for nine month period ended March 29, 2015.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY MCBC HOLDINGS, INC.

Response:

The Company respectfully acknowledges the Staff’s comment and has provided the requested information below.

Nature of Financial Information Available for the MasterCraft NXT Product Line

The Company respectfully advises the Staff that it does not prepare financial statements disaggregated by product lines. The Company does prepare and review limited financial information for each model to determine each model’s relative contribution to the Company’s overall performance as well as for purposes of determining annual price increases. This information primarily consists of unit volume and gross sales. The information does not include separate profitability metrics by product line because dealer discounts, which are determined for each dealer based on total unit volume for that dealer and are required to determine net sales, cannot be allocated by product line. Similarly, manufacturing costs are allocated across all models based on the amount of direct labor attributable to each model, and are not specifically attributable to individual product lines or models.

Organizational Structure

Titles and Roles of Persons who Report to the CODM

The Company respectfully advises the Staff that titles and roles of the individuals reporting to Terry McNew, the Company’s President and Chief Executive Officer are the Chief Operating Officer, the International Business Director, the Executive Secretary, the Chief Information Officer, the Chief Financial Officer, the Vice President of Sales and Marketing for North American and the Vice President of Human Resources.  The titles and roles of the individuals reporting to Shane Chittum, the Company’s Chief Operating Officer are the Director of Engineering, the Senior Supply Quality Engineer, the Director of Manufacturing, the Director of Customer Service, the Sourcing Manager, the Environmental Compliance Officer and the Hydra Manager.  The titles and roles of the individuals reporting to Timothy Oxley, the Company’s Chief Financial Officer, are the Controller and the Director of Planning and Analysis.  Each of the above referenced individuals, other than the Hydra Manager, performs his/her functions on a Company wide basis, and with respect to the Company’s entire product portfolio. Except in the case of Hydra Manager, there are no direct reports to any of our CODMs whose responsibilities are determined by reference to individual product lines.

Management of Product Lines

The Company respectfully advises the Staff that it manages its business, including each of its product lines, on a consolidated basis without separate persons or structures assigned to a single product line.   The Company further advises the Staff that it does not employ any segment or product line managers, except for one manager of the Company’s Hydra-Sports segment.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY MCBC HOLDINGS, INC.

Financial Information Reviewed by the Company’s CODM

The Company respectfully advises the Staff that its CODMs review a consolidated statement of operations and a consolidated cash flow statement, in each case with respect to the entire Company as well as a consolidated statement of operations for each of the MasterCraft and Hydra-Sports segments on a monthly basis.  The only information reviewed by product line or model on a monthly basis is unit volume.

The Company has provided the March 2015 Management Reporting Package as Schedule A to this letter. This package is representative of what is routinely reviewed by the Company’s CODMs and Board of Directors.  As the Staff will note, the only segment information contained in the package relates to MasterCraft and  Hydra-Sports, the Company’s only reporting segments.

Frequency of Meetings between Segment Managers, Product Line Managers, and the CODM

The Company respectfully advises the Staff that, as the Company does not have a segment manager or any product line managers for its MasterCraft segment. The only such meetings are with the Hydra-Sports Manager, which occur on a weekly basis.

Nature of the Resource Allocation and Performance Assessment Decisions the CODM Makes

The Company’s CODMs are responsible for evaluating the Company’s performance and making decisions related to the allocation of resources for the Company as a whole. The nature of resource allocation decisions includes decisions with respect to labor, supplies, and the nature of performance assessment decisions includes measures such as the Company’s net sales, unit volume, and Adjusted EBITDA. An example of a resource allocation decision would be the addition of an additional shift on the factory to make up for lost production due to adverse weather and an example of a performance assessment decision would be the Company’s adjustment of model prices on an annual basis.

Basis on which Segment Managers and Product Line Managers are Compensated

As previously noted above, the Company respectfully advises the Staff that the Company has no product line managers and that the Company’s only segment manager is the Hydra-Sports Manager.  The Hydra-Sports Manager is eligible to receive an annual bonus based on the performance of the Company as a whole.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY MCBC HOLDINGS, INC.

Development of Budgets and Nature of Information Reviewed and Approved Throughout the Budget Approval Process

The Company respectfully advises the Staff that its CODMs develop budgets based on sales growth goals, the initiatives it is undertaking relating to how it differentiates itself from competitors, the needs of its clients, and the evolution of its products to meet those needs, as well as the anticipated future needs of its industry. The Company budgets its supplies, labor, and overhead costs based on its anticipated sales and other goals on a consolidated basis across its entire model portfolio. There are no separate budgets based on product lines.

Process or Discussions that Occur when Actual Amounts Vary from Budgets

The Company respectfully advises the Staff that its CODMs evaluate financial performance and adherence to budgets on a Company wide basis. Variances from the Company’s budget are typically caused by issues which affect the functioning of the Company’s entire factory, such as days on which a plant is closed due to bad weather and supplier quality issues, or the performance of certain of its dealers.  The Company then works to identify the cause of such variances through internal discussions between the CODMs and the relevant functional manager, (e.g. Engineering and Sales) as well as with any third parties that might relate to such variance (e.g. suppliers and dealers).

Revenues and Gross Profit Generated by the MasterCraft NXT Product Line for the Fiscal Year ended June 30, 2014 and for Nine Month Period ended March 29, 2015

The Company respectfully advises the Staff that it does not prepare financial statements disaggregated by its product lines. It is difficult to quantify the value of net sales and gross profit for the MasterCraft NXT product line or any other product line, because of the difficulty in allocating dealer discounts, which are determined on the basis of all units across all models sold to a particular dealer and not by product line, as well as overheard, which is only allocated as a function of direct labor. Therefore, determining the gross profit of individual models in our portfolio would entail significant analysis, including allocation of discounts and overhead, which are not generally recorded by individual product lines.  The Company’s gross sales, which exclude the dealer discounts that are subtracted to determine net sales, for the MasterCraft NXT product line for the fiscal year ended June 30, 2014 and for the nine months ended March 29, 2015 were approximately $**** million and approximately $**** million, respectively. In response to the Staff’s comment, the Company calculated a gross profit for the MasterCraft NXT product line based on an allocation of dealer discounts as a proportion of total unit volume, and the allocation of overhead costs based on direct labor, for the fiscal year ended June 30, 2014 and for the nine months ended March 29, 2015, and such gross profit was approximately approximately $**** million and approximately $**** million, respectively. These estimated gross profit margins are substantially comparable to our consolidated gross profit margins.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY MCBC HOLDINGS, INC.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.   Please do not hesitate to contact me at 212-906-1284 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Kirk A. Davenport II

Kirk A. Davenport II
of LATHAM & WATKINS LLP

Enclosures

cc: (via email)

Terry McNew, President and Chief Executive Officer, MCBC Holdings, Inc.

Frank J. Lopez, Esq., Proskauer Rose LLP

Robin Feiner, Esq., Proskauer Rose LLP

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY MCBC HOLDINGS, INC.

SCHEDULE A

(See attached)

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY MCBC HOLDINGS, INC.